UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2018

Guaranty Bancorp

(Exact name of registrant as specified in its charter)

Delaware	000-51556	41-2150446
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

1331 Seventeenth St., Suite 200 Denver, CO	80202
(Address of principal executive offices)	(Zip Code)

(303) 675-1194
(Registrant’s telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by checkmark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2):

Emerging growth company  ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

The following disclosures supplement the disclosures contained in a Joint Proxy Statement/Prospectus dated as of August 15, 2018 (the “Joint Proxy Statement/Prospectus”), which was filed by Guaranty Bancorp (“Guaranty”) and Independent Bank Group, Inc. (“Independent”) with the Securities and Exchange Commission (the “SEC”) on August 16, 2018, and mailed on or about August 17, 2018 to Guaranty stockholders of record as of the close of business on August 14, 2018 and to Independent shareholders of record as of the close of business on August 14, 2018 in connection with the previously announced proposed merger between Independent and Guaranty (the “Merger”).

The following disclosures should be read in conjunction with the disclosures contained in the Joint Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information set forth herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Joint Proxy Statement/Prospectus. All page references are to pages in the Joint Proxy Statement/Prospectus, and any defined terms used but not defined herein shall have the meanings set forth in the Joint Proxy Statement/Prospectus.

A putative securities class action complaint was filed in the United States District Court for the District of Colorado on August 22, 2018, against Guaranty, the members of the Guaranty board of directors and Independent. The complaint alleged, among other things, that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and certain rules and regulations promulgated thereunder by not disclosing certain allegedly material facts in the Joint Proxy Statement/Prospectus.

Guaranty believes that the claims asserted in the lawsuit are without merit. However, to avoid the risk that the lawsuit may delay or otherwise adversely affect the consummation of the Merger and to minimize the expense of defending the lawsuit Guaranty wishes to voluntarily make the supplemental disclosures related to the Merger set forth below. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. Guaranty specifically denies that any further disclosure is required to supplement the Joint Proxy Statement/Prospectus under applicable law.

Supplements to the Joint Proxy Statement/Prospectus

The following disclosure supplements the subsection captioned “Guaranty Selected Companies Analysis” beginning on page 85 of the Joint Proxy Statement/Prospectus.

The low and high stock price-to-book value per share multiples of the selected companies in the selected companies analysis of Guaranty were 1.15x and 2.70x, respectively. The low and high stock price-to-tangible book value per share multiples of the selected companies were 1.47x and 2.75x, respectively. The low and high stock price-to-LTM core EPS multiples of the selected companies (excluding the multiples for two of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x) were 15.1x and 26.1x, respectively. The low and high stock price-to-2018 estimated EPS multiples of the selected companies (excluding the multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x) were 12.6x and 18.5x, respectively. The low and high stock price-to-2019 estimated EPS multiples of the selected companies were 11.9x and 21.2x, respectively.

The following disclosure supplements the subsection captioned “Independent Selected Companies Analysis” beginning on page 87 of the Joint Proxy Statement/Prospectus.

The low and high stock price-to-book value per share multiples of the selected companies in the selected companies analysis of Independent were 1.16x and 3.73x, respectively. The low and high stock price-to-tangible book value per share multiples of the selected companies were 1.37x and 4.55x, respectively. The low and high stock price-to-LTM core EPS multiples of the selected companies were 13.4x and 28.9x, respectively. The low and high stock price-to-2018 estimated EPS multiples of the selected companies were 13.9x and 25.4x, respectively. The low and high stock price-to-2019 estimated EPS multiples of the selected companies were 11.9x and 23.7x, respectively.

The following disclosure supplements the subsection captioned “Select Transactions Analysis” beginning on page 89 of the Joint Proxy Statement/Prospectus.

The low and high transaction price-to-tangible book value multiples of the selected transactions in the selected transactions analysis were 1.46x and 3.17x, respectively. The low and high transaction price-to-LTM EPS multiples of the selected transactions (excluding the multiples for two of the selected transactions, which multiples were considered to be not meaningful because they were greater than 30.0x) were 10.1x and 30.0x, respectively. The low and high transaction price-to-next year estimated EPS multiples of the selected transactions were 11.5x and 25.6x, respectively. The low and high core deposit premiums of the selected transactions were 6.9% and 25.3%, respectively. The low and high one-day market premiums (discounts) of the selected transactions were (2.9)% and 60.9%, respectively.

The following disclosure is added after the second sentence of the last paragraph on page 91 of the Joint Proxy Statement/Prospectus in the subsection captioned “Guaranty Discounted Cash Flow Analysis.”

The range of discount rates of 10% to 14% assumed in this analysis was selected taking into account a capital asset pricing model implied cost of capital calculation.

The following disclosure is added after the second sentence of the third paragraph on page 92 of the Joint Proxy Statement/Prospectus in the subsection captioned “Independent Discounted Cash Flow Analysis.”

The range of discount rates of 11.0% to 15.0% assumed in this analysis was selected taking into account a capital asset pricing model implied cost of capital calculation.

The following disclosure is added at the end of the last paragraph on page 94 of the Joint Proxy Statement/Prospectus in the subsection captioned “Certain Projections Regarding Guaranty.”

In the discounted cash flow analysis of Guaranty performed by KBW in connection with its opinion, estimated excess cash flows that Guaranty could generate over the period from March 31, 2018 through December 31, 2022 as a stand-alone company were derived from the estimated EPS and total asset data for Guaranty described in this paragraph, calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by Guaranty to maintain the assumed tangible common equity to tangible assets ratio.

The following disclosure is added at the end of the first paragraph on page 95 of the Joint Proxy Statement/Prospectus in the subsection captioned “Certain Projections Regarding Independent.”

In the discounted cash flow analysis of Independent performed by KBW in connection with its opinion, estimated excess cash flows that Independent could generate over the period from March 31, 2018 through December 31, 2022 as a stand-alone company were derived from the estimated EPS and total asset data for Independent described in this paragraph, calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by Independent to maintain the assumed tangible common equity to tangible assets ratio.

The following disclosure is added on page 95 of the Joint Proxy Statement/Prospectus at the end of the subsection captioned “Pro Forma Financial Analysis.”

For its pro forma merger analysis, KBW discussed with Independent and used, among others, the following closing balance sheet estimates for Independent, which consisted of IBES consensus “street estimates” as of December 31, 2018:

•                  Total assets of $10,182.7 million; and

•                  Tangible common equity of $834.3 million.

For its pro forma merger analysis, Guaranty provided KBW with the following closing balance sheet estimates for Guaranty, which consisted of IBES consensus “street estimates” as of December 31, 2018:

•                  Total assets of $3,942.8 million; and

•                  Tangible common equity of $355.3 million.

Additional Information and Where to Find It

In connection with the proposed acquisition of Guaranty, Independent and Guaranty each filed with the SEC the Joint Proxy Statement/Prospectus. Independent and Guaranty have mailed the Joint Proxy Statement/Prospectus to their shareholders and stockholders, respectively, and have filed and may file with the SEC other relevant documents relating to the Merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT INDEPENDENT, GUARANTY AND THE MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Independent at its website, www.ibtx.com, or from Guaranty at its website, www.gbnk.com. Documents filed with the SEC by Independent will be available free of charge by directing a request by telephone or mail to Independent Bank Group, Inc., 1600 Redbud Blvd., Suite 400, McKinney, Texas 75069, 972-562-9004, and documents filed with the SEC by Guaranty will be available free of charge by directing a request by telephone or mail to Guaranty Bancorp, 1331 Seventeenth St., Suite 200, Denver, Colorado 80202, attention: Investor Relations, or 303-293-5563.

Participants in the Solicitation

Independent, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Independent and stockholders of Guaranty in connection with the Merger. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus. Additional information about Independent and its directors and executive officers may be found in the definitive proxy statement of Independent relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 26, 2018, and other documents filed by Independent with the SEC. Additional information about Guaranty and its directors and executive officers may be found in the definitive proxy statement of Guaranty relating to its 2018 Annual Meeting of Stockholders filed with the SEC on March 23, 2018, and other documents filed by Guaranty with the SEC. These documents can be obtained free of charge from the sources described above.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this filing and related presentations that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include information about Independent’s and Guaranty’s possible or assumed future economic performance or future results of operations, including Independent’s or Guaranty’s future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows, and Independent’s and Guaranty’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Independent’s and Guaranty’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Independent’s and Guaranty’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Independent’s and Guaranty’s operations, results of operations, financial condition, and future economic performance, statements about the benefits of the Merger, and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could”, “may”, or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that Independent and Guaranty make are based on our current expectations and assumptions regarding Independent’s and Guaranty’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect Independent’s or Guaranty’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Independent and Guaranty, the outcome of any additional legal proceedings that may be instituted against Independent or Guaranty, delays in completing the Merger, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger) and shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all, the possibility that the anticipated benefits of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Guaranty do business, the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, Independent’s ability to complete the acquisition and integration of Guaranty successfully, and the dilution caused by Independent’s issuance of additional shares of its common stock in connection with the Merger. Each of Independent and Guaranty disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Independent, Guaranty, and factors which could affect the forward-looking statements contained herein can be found in the Joint Proxy Statement/Prospectus, in Independent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 2018 and its other filings with the SEC, and in Guaranty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 2018 and its other filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUARANTY BANCORP

By:	/s/ Christopher G. Treece
Name: Christopher G. Treece
Title: Executive Vice President, Chief Financial Officer and Secretary

Date:  September 17, 2018